SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                            -----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            -----------------------

                           GENERAL BEARING CORPORATION
                       (Name of Subject Company (Issuer))

                         GBC ACQUISITION CORP. (Offeror)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    369147103
                      (CUSIP Number of Class of Securities)

                            Barry M. Abelson, Esquire
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                           Eighteenth and Arch Streets
                           Philadelphia, PA 19103-2799
                                 (215) 981-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee*
----------------------                                     ---------------------
   Not Applicable                                             Not Applicable

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.
            |_|   issuer tender offer subject to Rule 13e-4.
            |X|   going-private transaction subject to Rule 13e-3.
            |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

Item 1 - 11

N/A

Item 12. Exhibits.

Exhibit 99.1 Text of Press Release, issued by General Bearing Corporation on April 28, 2004.

Exhibit 99.2 Letter from David L. Gussack to the Board of Directors of General Bearing Corporation.

Item 13. Information Required by Schedule 13E-3.

      N/A

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   /s/ DAVID L. GUSSACK
                                                   -----------------------------
                                                   (Signature)

                                                   David L. Gussack, President
                                                   -----------------------------
                                                   (Name and Title)

                                                   April 29, 2004
                                                   --------------
                                                   (Date)